S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No.  1-07

              February 20, 2007

IP GEOPHYSICAL SURVEY SIGNIFICANTLY EXPANDS TARGET AREAS - INCA PROJECT, CHILE

SYNOPSIS

SAMEX has completed a large (30.6 km) geophysical IP survey at its INCA Project, Chile with the objective of electrically mapping out the target zones.  Results of the IP survey are very encouraging.  Based on these results, SAMEX has significantly increased both the size of target areas and its confidence in its porphyry copper model for the Property. (See SAMEX website www.samex.com).

As indicated in prior news releases (News Releases 10-06; 12-06 and 13-06), the INCA Property has been the subject of a variety of mining and exploration activities including open-cut mines, shafts, underground workings, drilling and limited IP surveys.  This information provided SAMEX with good geological controls, which significantly improved interpretation of the IP data.  Results of the IP survey show a strong correlation between IP results and the known occurrence of primary copper-sulfide mineralization.  The survey clearly outlines the larger copper mineralized centers at Manto Cuba-San Pedro, Delirio-Tucumana and Providencia and indicates that extensions of these zones continue laterally and to depth, significantly expanding original targets and identifying new targets concealed beneath cap-rock and gravel cover.

By integrating length and depth measurements determined from the IP data and from mapping the surface trace of the mineralized/altered zones, the dimensions of the zones are permissive for targets with volumes cumulatively totaling from 860 million to more than one billion tonnes. If grades can be shown to correspond to historic data, anticipated grades of primary copper-sulfide mineralization might range from 0.65% to 1.0% Cu, with credits of gold and molybdenum.  Although the IP pseudo sections indicate mineralized zones likely extend in places to 500 meters and are open ended at depth, these estimated target sizes are calculated based on assumed thickness/depth range of only 200 to 250 meters.  Accordingly, actual target sizes may significantly increase if further exploration shows mineralization extends to greater depths without significant changes in grade.

These potential target sizes and grades are based on models developed by the Company using available geological and geophysical information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities. The potential quantity and grade of the targets is based on geological models which are conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the targets being delineated as mineral resources.

TECHNICAL REVIEW

Historical Mining Activities at INCA

The INCA property has been the subject of exploration and small-scale mining activities for more than fifty years.  These activities were concentrated around five small open cut workings in the Manto Cuba, San Pedro, Delerio, Tucumana, Providencia areas, as well as several mine shafts (ranging from 60 to 300 meters deep) and underground workings in the Matilde-Puntilla, and Concepcion-San Antonio areas.  Past mining and exploration activities focused on the identification and production of oxide- and high-grade secondary enriched copper ore, but also encountered primary copper-sulfide mineralization, which has been the focus of SAMEX’s exploration efforts to date.

Primary Copper-Sulfide Mineralization at INCA

Historical workings on the Property include shafts at Manto Cuba-San Pedro, Providencia and along the parallel Matilde-Puntilla, and Concepcion-San Antonio veins systems which were sunk to access oxide and high-grade secondary enriched (chalcocite) and primary chalcopyrite-vein and breccia-hosted ore.  No disseminated type primary copper-sulfide ores have ever been produced by historical mining on the property.  However, dump material from these shafts include samples comprised of potassic- or sericitic-altered intrusive rocks and in-fillings to breccia containing primary copper-sulfide mineralization comprised of chalcopyrite and bornite disseminated and as veinlets.  Limited core and churn drilling at Manto Cuba in 1971, and at Tucumana, and Deliro in 1991 (which was again focused on identifying additional oxide copper and secondary enriched copper ore) intersected disseminated, primary copper-sulfide mineralization (with little or no pyrite) in sericitic and potassic-altered rocks to vertical depths open-ended beyond approximately 150 meters.

The mine workings at INCA are located on various exposed parts of well-mineralized and strongly altered, breccia pipes/bodies, fractured zones, and vein systems that are structurally controlled and cross cut propyltically altered granodiorite country rock.  These features are common to the very upper part of a porphyry copper system suggesting that the intrusive centers and surrounding altered rock hosting the bulk of disseminated-type, primary (hypogene) copper-sulfide mineralization should be present beneath capping rock and could be extensive throughout parts of the INCA Project area.  This conclusion is further supported by an analysis of available data from past exploration activities on the Property.

Historic Exploration at INCA

Although historical mining and exploration activities focused on identifying secondary enriched (chalcocite) and primary chalcopyrite-vein ore, this historical work has proven valuable in identifying the existence of disseminated type primary copper-sulfide mineralization located under the secondary enriched mineralization and in helping to develop and support the proposed geological model.  These results are summarized below.  Except where otherwise expressly noted, the assays and exploration results referred below are based upon historic data which, although thought to be accurate, have not been independently verified by SAMEX and will need to be confirmed by further exploration.

Drilling At Manto Cuba - At Manto Cuba in 1971, an ENAMI churn-drill exploration program was carried out principally in search of secondary, oxide- and high-grade enriched sulfide-copper ore beneath the floor of the open cut.  Some core drilling was carried out toward the end of this program.  The entire database of maps, drill sections, detailed core logs, all assay results, specific gravity measurements, and supplementary petrographic work for the Manto Cuba-San Pedro drilling comprises a massive, three-volume, Master’s thesis prepared by Francisco Ortiz and which was published in 1974 at the Universidad de Chile-Santiago, Chile (Ortiz, 1974).    From this data, it was learned that most churn holes were stopped after 5 or 10 meters after drilling through enriched secondary ore even though the top of primary copper-sulfide mineralization had been intersected.  Some 17 of the churn holes could not make it all the way through the thickened parts of the enriched zone and had to be deepened via core drilling to make complete intersections; and three additional deeper core holes were also drilled.  In total, five of these core holes were drilled 50 to 70 meters well down into upper part of primary copper-sulfide mineralization.  All but one of the 20 churn and core drill intersections into primary copper-sulfide mineralization were assayed.  Examination of the old assay data for these 19 drill holes for the part of the intersections through primary copper-sulfide mineralization found a range in copper grade of 0.11% to 2.06% Cu I (insoluble), and that the average grade is 0.77% Cu I.  In north-south oriented cross section, these holes appear positioned closely spaced across the north margin of a body of unknown size of primary copper-sulfide mineralization (from cross section after Ortiz, 1974).  Using a 0.5% Cu T grade cut-off defined along the lower grade margin (?) to this body, the average grade is raised to 0.96% Cu T with a drilled thickness that increases southward from 50 m. to +70 m. (open-ended at depth).  Vertical depths into the top of the primary copper-sulfide mineralization for the holes range from 44.0 to 106.0 meters.  Fortunately, the split BX-sized core from some of these deeper holes at Manto Cuba was found preserved intact. The primary copper-sulfide mineralization in this core is disseminated, fine-grained, chalcopyrite and/or bornite with sparse pyrite and is hosted by potassic- and sericitic-altered granodiorite and younger porphyritic intrusive rocks. The core is currently being re-logged by Dr. W.W. Atkinson, a recently retired professor of economic geology at the University of Colorado, who is investigating the features/controls of the primary copper-sulfide mineralization.

Tucumana and Delirio - Primary copper-sulfide mineralization similar to that found at Manto Cuba was intersected by several of the small number of inclined core holes drilled in 1991 beneath the Tucumana and Delirio open cuts.  Split core preserved from one of these holes contains disseminated bornite and chalcopyrite of similar character to that seen in the Manto Cuba holes.  Only a summary of assay information as grade/width intervals posted on a cross section has been found for this hole and it outlines the bornite-bearing interval as averaging 1.04% Cu T and 1.0 g/mt Au over a 47-meter length (Olcay and others, 1991).  Below this interval, sporadic copper-sulfide mineralization continues to the bottom of the hole (215 meters/176 meters vertical depth beneath the surface), but was apparently not systematically sampled and assayed.

Matilde-Puntilla and San Antonio-Concepcion Vein Zones - Dumps to shafts at Matilde, Puntilla, and Concepcion are comprised of considerable amounts of primary sulfide mineralization in the form of pyritiferous sericitic-altered granodiorite with variable amounts of disseminated and veinlet chalcopyrite and some accessory molybdenite.  Samples of this dump material from these locations show a range in grade from 0.25% to 1.75% Cu T with an erratic anomalous gold content, but SAMEX’s sampling is insufficient to speculate on what the possible average grade might be.  One ENAMI report (Bordones, 2000) shows that monthly, small, high-grade shipments of 23.4 to 68 metric tons of chalcopyrite-rich vein material were made over a six-month period in year 2000 from the lowest-level of the 300-meter deep Puntilla shaft and the shipments ranged from 3.2% to 6.8% Cu I (insoluble) with credits in silver (17.3 to 47,1 g/mt) and gold (0.75 to 2.58 g/mt).  In the same report, for the near-by Matilde shaft, a series of one-meter length chip sampling along a drift at a level of 50-meters depth along primary copper-sulfide-mineralized wall rock gave a range of values of 0.68% to 1.31% Cu I consistently with low-level credit amounts of 0.2 to 0.3 g/mt Au and 4 to 8 g/mt Ag.  The 0.5 meter-width vein sampled from this level runs 6.14% Cu I with 0.7 g/mt Au and 14 g/mt Ag.

IP Survey

Background - As announced earlier (News Release No 12-06, Dec 5-06), an IP survey conducted by a third party in 1991 indicated a large anomaly which appeared to be centered over primary copper-sulfide mineralized veins exploited by historical mining shafts to depth of around 300 meters (Puntilla, Mtilde, Concepcption and SanAntonio zones) as well as a second anomaly in the area of certain historical small open cut mine workings located at higher elevations in the Barraza, Manto Cuba, San Pedro zones on the Property.  Based on the above historical information and its own exploration efforts, SAMEX concluded the anomalies might be associated with larger quantities of deeper seated disseminated and veinlet primary copper-sufide mineralization.

With this information and understanding, the decision was made to electrically map out the extent of the primary copper-sulfide mineralization as fully as possible with a frequency-domain IP survey in order to better carry out the future planned exploration drilling along the various target zones.  The purpose of the IP survey was to aid in planning the exploration-drilling program by electrically mapping out the extent of primary copper-sulfide mineralization over the +12 square kilometer area encompassing the target zones which are mostly concealed beneath propylitic and clay-altered granodiorite cap rock.

As an initial step, SAMEX decided to replicate the historical IP survey to confirm and verify its results.  As previously announced (News Release No 13-06; December 21-06), results from two initial lines of IP (+5km) provided sufficiently encouraging results that SAMEX decided to significantly expand the program to a total of 30.6 Km (26.6 km @100m spacing and the balance @ 200m spacing).

Structure, Orientation and Geological Controls - The expanded IP survey consisted of six lines of frequency-domain IP covering a total of 26.6 line kilometers.  These lines were spaced at 350 meters apart with the eastern-most line (Line 6) spaced further out at 650 meters.  The lines were oriented in a northeast-southwest direction across the west-northwest and east-west trends of the principal copper-mineralized zones. An “A” spacing of 100 meters was used and this allowed an effective vertical search depth ranging from just over 200 meters to 500 meters. IP lines (i.e. Lines 1, 2, and 6) were purposely run over, or very near, mine workings and old core drill hole locations.  These controls have allowed interpretation of the IP data with a fair level of confidence in tracing out the zones from one line to the next, projecting the zones to depth, and determining if the zones expand outward at depth.   This approach also ensured that the IP phase and resistivity readings could be readily related to known rock types, alteration zones, sulfide mineralization (i.e. overall abundance, mineral type, and relative abundance of chalcopyrite-bornite versus pyrite).

Results of Survey - The IP survey proved to provide very good results; in part because of distinct phase and resistivity contrasts which exist between alteration rock types and presence/abundances of sulfide mineralization; but also good geologic control provided by widespread outcrop, accessible shallow open-cut mine workings, dumps to shafts exploiting vein systems, and some old core drill holes which tested beneath several open-cut mines.  The survey results provide parameters for better establishing the full length and depth extent of the target zones and indicate whether the sulfide mineralization might, in places, expand outward at depth.  The results also help to estimate the thickness of capping rock and roughly predict the drilling depths that will be required to penetrate into the top (roof) of the copper-sulfide mineralization.

The basis for the interpretations of the IP survey from results along Lines 1 and 2 are summarized in Tables 1 and 2 of a more-detailed summary posted on the SAMEX web site (www.samex.com).  Graphical interpretations for the results in pseudo section form also can found on the web site.  Table 3 of the technical summary shows, that based on the IP survey results, the measured lateral and depth extent of the primary copper sulfide-mineralized zones appears to be considerable, in some areas the mineralization may expand significantly with depth, and that the cumulative target size could be quite large.

CONCLUSION

The IP Survey is strongly supportive of the porphyry copper model previously advanced by SAMEX and indicates large target areas of mineralization at depth with cumulative volumes ranging from 860 million - to more than one billion tonnes, which may be significantly increased if mineralization can be shown to extend to depths greater than 250 meters and expands outward between the zones.  Although grade cannot be determined accurately at this time, if grades discovered with future exploration prove to be comparable to historic data, the anticipated grade for this mineralization should range from 0.65% and 1.0% Cu, with credits of gold and molybdenum.  While the quantity and potential grade of mineralization cannot be accurately determined at this time without further exploration, the results confirmed by this survey are greatly encouraging of the exploration efforts undertaken by SAMEX to date on the INCA Property.

Additional technical details concerning the INCA IP Survey are posted at the SAMEX website at www.samex.com under the heading ”IP Survey Technical Information - INCA Project, Chile”.  The additional information includes: Purpose of IP Survey, Specifics of IP Survey, Factors Considered When Interpreting the IP Survey Results, Nature of Sulfide Mineralization, Interpretation of IP Survey Results, Table of Estimated Size of Target Zones and maps, pseudo-sections and graphical interpretations.

“Robert E. Kell”

Vice President - Exploration

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP.  Mr. Kell is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.